January 24, 2012

By EDGAR and facsimile (202) 942-9528

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attn:  Adam F. Turk

Re:	Two Rivers Water Company
Registration Statement on Form S-1/A-2
Filed January 24, 2012
Registration No. 333-176932
Request for Acceleration of Effective Date

Dear Mr. Turk:

Pursuant to Rule 461 under the Securities Act of 1933, the above-named registrant hereby requests that the effective date of the above-referenced registration statement be accelerated so that the registration statement may be declared effective at 4:00 p.m. Washington, D.C. time on January 26, 2012, or as soon thereafter as is practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Wayne Harding, CFO
Two Rivers Water Company

Two Rivers Water Company – 2000 South Colorado Blvd. Annex Bldg 420 – Denver, CO 80222